

September 26, 2013

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Re: Guggenheim Strategic Opportunities Fund (the "Fund")
        File Nos.: 333-190872, 811-21982

Dear Mr. Hoffman:

        We have reviewed the Fund's registration statement filed on Form N-2 on August 28, 2013. We have the following comments.

General

1.   To the extent the prospectus refers to any legal authority, please confirm that the authority is identified in the disclosure (*e.g.*, the Investment Company Act of 1940 ("1940 Act")), and that an explanation of what is permitted under the authority also is included in the text or revise the disclosure accordingly. For example, the "Investment Funds" paragraph within the "Prospectus Summary" indicates that the 1940 Act, "generally limits a registered investment company's investments in other investment companies to 10% of its total assets. However, pursuant to certain exemptions set forth in the 1940 Act and the rules and regulations promulgated thereunder and/or in accordance with the terms of exemptive relief obtained by certain other investment companies in which the Fund may seek to invest, the Fund may invest in excess of this limitation provided that certain conditions are met. The Fund will invest in private investment funds only to the extent permitted by applicable rules, regulations and interpretations of the SEC and NYSE."

Prospectus

Prospectus Summary

Investment Funds

2.   This section indicates that the Fund, "[a]s an alternative to holding investments

directly, . . may also obtain investment exposure to Income Securities and Common Equity Securities by investing in other investment companies, including . . . *private investment funds*. . . . (Emphasis added.) Please revise the disclosure to clarify the legal status of these "private investment funds." In particular, disclose whether they qualify as excluded from the definition of "investment company" under Sections 3(c)(5)(C), 3(c) (1), or 3(c)(7) of the 1940 Act. Indicate in that disclosure the maximum percentage the Fund may invest in hedge funds (*i.e.*, expressed as a percentage of the Fund's total assets). Please be aware that to date, the staff has only permitted mutual funds to invest up to 15% of their total assets in hedge funds. Finally, confirm that the registration statement discloses all of the risks related to investing in private investment funds or revise the disclosure accordingly. In addition, please disclose in plain English, that private investment funds are commonly referred to as hedge funds.

Derivative Transactions

3.	Please confirm that the Fund's' derivatives disclosure is consistent with the SEC staff's guidance as articulated in Barry Miller's letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, *Derivatives-Related Disclosures by Investment Companies* (July 30, 2010). In particular, please confirm that all material aspects of the derivatives in which the Fund may invest are disclosed in the prospectus, including why and when the Fund will invest in derivatives and all related risks, or revise the text accordingly.

Government Sponsored Investment Programs

4.	Please confirm to the staff that currently, the Fund is not investing in any U.S. government sponsored investment programs and that should the Fund begin to invest in any such program, it will amend the prospectus, as required to reflect that investment strategy.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits or financial statements added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

Please advise us if you have submitted or expect to submit a no-action letter or an exemptive application in connection with your Registration Statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Company requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact the undersigned at (202) 551-6974.

Sincerely,

/s/ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office